Exhibit 12.2

RATIO OF EARNINGS TO FIXED CHARGES OF ETP RETAIL HOLDINGS, LLC

(in thousands, except ratios)

(Unaudited)

	Year Ended December 31,			Three Months Ended
	2013	2014	2015	March 31, 2016
	Actual	Actual	Actual	Actual
Earnings:
Consolidated pretax income (loss) from continuing operations	172,935	203,074	328,465	20,552
Noncontrolling interest
Fixed charges	11,230	18,830	—	—
Amortization of capitalized interest	—	—	—	—
Less: equity in earnings (losses) of unconsolidated affiliates	(33,141)	84,976	303,948	20,552
Add: distributed income of equity investees	12,204	2,144	48,511	3,829

Total earnings available for fixed charges	229,510	139,072	73,028	3,829

Fixed Charges:		—
Interest expense	2,499	7,648	—	—
Capitalized interest	—	—	—	—
Estimated interest portion of rent expense	8,731	11,182	—	—

Total fixed charges	11,230	18,830	—	—

Ratio of earnings to fixed charges	20.44	7.39	**	**

(**)	Beginning in 2015, ETP Retail no longer has fixed charges; therefore, a ratio has not been included as such ratio is not meaningful.